eBullion, Inc.
80 Broad Street, Fifth Floor
New York, New York 10004

June 18, 2014

VIA EDGAR

United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  Tom Kluck
                     Legal Branch Chief

Re:          File No. 333-188003
 eBullion, Inc.

Dear Mr. Kluck:

eBullion, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-188003), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Daylight Time on June 20, 2014, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Leslie Marlow, Esq. and Hank Gracin, Esq. of Gracin & Marlow, LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it will not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Marlow at (516) 496-2223 or, in her absence, Mr. Gracin at (561) 243-1363.

eBULLION, INC.

By:	/s/ Kee Yuen Choi
Name:	Kee Yuen Choi
Title:	Chief Executive Officer and Director